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                                                                    Exhibit 23.7




The Board of Directors
Centerstate Banks of Florida


We consent to the use of our opinion included herein regarding certain Federal tax consequences expected to result from the merger and to the reference to our firm under the heading "Federal Income Tax Consequences of the Merger."




                                    /s/ KPMG LLP



Orlando, Florida
January 20, 2000